

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 29, 2019

Svend Anton Maier
Chief Executive Officer
Borr Drilling Limited
S. E. Pearman Building, 2nd Floor
9 Par-la-Ville Road
Hamilton HM11
Bermuda

> **Re:** **Borr Drilling Limited**
> **Registration Statement on Form F-1**
> **Exhibit Nos. 10.1, 10.3, 10.6, 10.7, 10.8 and 10.9**
> **Filed July 10, 2019**
> **File No. 333-232594**

Dear Mr. Maier:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance